

Franck Lahaye · 2nd

Co-Founder at Airthium.

Greater Paris Metropolitan Region · 500+ connections ·

Contact info

 **Airthium**

 **Y Combinator**

Experience



Co-Founder
Airthium · Full-time
2017 – Present · 4 yrs
Paris Area, France

Airthium tackles the world's energy storage problem by creating a low cost and large scale energy storage system.

We are Y Combinator funded company (S17) with offices in Paris (Air Liquide Research & Development center)

Director
Meteor Trading
May 2014 – 2017 · 3 yrs
London, United Kingdom

OU and FT satellite services.
I design robust solutions for media and network customers (fiber, satellites, managed services or raw bandwidth).



Intelsat



5 yrs 1 mo



Sales Director, OU & Media services EMEA
2013 – Apr 2014 · 1 yr
London, United Kingdom

Intelsat is the largest commercial satellites operator in the world with more than 50 satellites.

Youngest employee in the sales team (70 sales worldwide), I successfully managed large accounts across the EMEA region by developing strong business relationships with i ...**see mor**

Sales Representative, Media services EMEA
Apr 2009 – 2013 · 4 yrs
London

Intelsat is the largest commercial satellites operator in the world with 50+ satellites.



Sales/Project Coordinator
Enomatic Southeast USA
Jun 2007 – Aug 2008 · 1 yr 3 mos
Greater Atlanta Area

1 year as project coordinator/sales in Atlanta, GA. In a small team (3 persons, 24 years old in average), we successfully managed the sales, procurement and installation of high-end wine serving systems for an average of $40,000 per order in 17 states. We were on our way for an annual turnover of $3 millions after only 4 years as a US South East distributor. Enor ...**see mor**



Marketing intern
TeamTO
Jun 2006 – Aug 2006 · 3 mos

Education



Y Combinator
2017 – 2017

YC S17 batch

ICN Business School
Master, Entrepreneurship
2005 – 2009



